

MAIL STOP 3561

December 1, 2006

Mr. Joel R. Jacks
Federal Services Acquisition Corporation
900 Third Avenue, 33rd Floor
New York, NY. 10022-4775

  Re: **Federal Services Acquisition Corporation ("FSAC")**
    Amendment No. 3 to Proxy Statement on Schedule 14A
    Filed November 9, 2006
    File No. 000-51552

Dear Mr. Jacks,

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the company's response, including its analysis on Attachment A, to our prior comment 1 from our letter dated November 3, 2006. However, we believe that the disclosure contained in Attachment A ought to be incorporated into your existing Schedule 14A in all appropriate sections. Please revise or advise.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 – Pro Forma Adjustments, page 84

2.   We reviewed your response to our prior comment 11. Your revised disclosure did not provide sufficient detail, thus the comment will be reissued. Please revise to separately disclose the value of each of the estimated $16.9 million in identifiable intangible assets (e.g. customer contracts, trade name, etc.), the weighted-average amortization period (in total and by major intangible asset class), and the methodology used to determine the value assigned to each intangible asset.

3.   We reviewed your response to our prior comment 12.   Your revised disclosure does not provide the relevance of using comparable industry transactions to assist in your estimates of the fair value of ATS' of intangible assets. Further, tell us how benchmarking your intangible estimates with comparable industry transactions is consistent with paragraphs 35 through 46 of SFAS 141. Please revise to remove this reference or tell us why such disclosure is appropriate.

Directors and Executive Officers of Federal Services Acquisition Corporation Following the Acquisition, page 125

4.   We note the company's response to our prior comment 20 from our letter dated November 3, 2006 as well as the revised text on pages 130-1. However, we believe that the disclosure concerning the Key Employee Protection Plan is insufficiently detailed. Please revise to address the dollar amount of severance payments under the plan, the duration of these payments, the business rationale behind this plan, and define "good reason" as used in the plan. We may have further comment.

Advanced Technology Systems Audited Financial Statements - Notes to Audited Financial Statements

Note B – Discontinued Operations

Pyramid, F-13

5.   We reviewed your revised disclosure in response to our prior comment 21. Your response did not address how you reached your conclusions based on SFAS 144 and EITF 03-13, thus the comment will be reissued. Justify how your accounting treatment (i.e. reported as discontinued operations and assets held for sale) is consistent with the accounting principles set forth in SFAS 144. In your response specifically address how you considered paragraphs 27, 28, 41 and 42 of SFAS 144 and EITF 03-13.

Federal Services Acquisition Corporation Interim Financial Statements

General

6.   We reviewed your response to our prior comment 22. Please revise your interim
        financial statements, as necessary, to comply with our previously issued
        comments and the comments below.

Notes to Interim Financial Statements

Note J – Commitments, F-37

7.   We reviewed your response to our prior comment 23. Please revise Note J to
        include language consistent with your response.

Other Regulatory

8.   Your current Form 10-KSB, Forms 10-QSB, and other Exchange Act filings
        should also be revised to comply with the comments above and our prior
        comment 24 as applicable.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

Cc: James Maiwurm
        Fax # 703.720.7801